UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                                  Commission File Number: 1-8308

                           NOTIFICATION OF LATE FILING

(Check One):  [ ]  Form 10-K  [ ]  Form 11-K  [ ]  Form 20-F  [X]  Form 10-Q
              [ ]  Form N-SAR [ ]  Form N-CSR

         For Period Ended:    February 9, 2005
                           ----------------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          ----------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                                                        ------------------------


                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant:       Luby's, Inc.

Former Name if Applicable:     Not Applicable

Address of Principal Executive Office (Street and Number):   13111 Northwest
 Freeway, Suite 600

City, State and Zip Code:      Houston, Texas 77040

                                     PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a) The reasons described in reasonable detail in Part III of this form
   | could not be eliminated without unreasonable effort or expense;
   |
   | (b) The subject annual report, semi-annual report, transition report on
   | Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
[X]| thereof, will be filed on or before the fifteenth calendar day following
   | the prescribed due date; or the subject quarterly report or transition
   | report on Form 10-Q, or portion thereof will be filed on or before the
   | fifth calendar day following the prescribed due date; and
   |
   | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) | has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

     On March 16, 2005, Luby's, Inc. (the "Company") issued a press release announcing that, like many other retail and restaurant companies, the Company is reviewing its accounting for leases as a result of a public letter issued by the Chief Accountant of the Securities and Exchange Commission ("SEC") to the American Institute of Certified Public Accountants on February 7, 2005, clarifying the interpretation of existing accounting literature applicable to certain leases and leasehold improvements. As reported in previous filings with the SEC, the Company has historically recorded actual rent expense in the period that it occurs. Additionally, the Company has depreciated certain of its leaseholds over useful lives that were not consistent with the terms of related leases. As a result of its review, the Company will begin to utilize straight-line accounting for its leases and align the useful lives of its leaseholds with the terms of related leases.

     The Company's management and the Audit Committee of the Company's Board of Directors, after discussions with the Company's independent registered public accounting firm, Ernst and Young LLP, determined on March 16, 2005, that the Company's financial statements included in its Annual Report on Form 10-K, as amended, for the fiscal year ended August 25, 2004 and its Quarterly Report on Form 10-Q for the quarter ended November 17, 2004 should be restated to correct its method of accounting for leases. As a result, these financial statements should no longer be relied upon. The adjustments to these financial statements will not affect historical or future cash flows, the timing of payments under current leases, cash balances or compliance with any financial covenant or debt instrument.

     The Company is working diligently to complete its review of its accounting for leases and to quantify the impact of the necessary adjustments on each of the reporting periods. Due to the time and effort involved in fully determining the effect of these adjustments on the Company's previously issued financial statements and on its financial statement for the quarter ended February 9, 2005, the Company will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended February 9, 2005 on or before the prescribed due date of March 21, 2005 without unreasonable cost or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ernest Pekmezaris, Senior Vice President and
Chief Financial Officer                                (713) 329-6800
--------------------------------------------------------------------------------
     (Name)                                     (Area Code)   (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [X] Yes         [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X] Yes         [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Prior to completing its review of its accounting for leases as described in
Part III above, the Company is unable to reasonably estimate the anticipated change in results of operations.



                                  Luby's, Inc.
                       ----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   March 18, 2005                 By: /s/ Christopher J. Pappas
      ------------------                   -------------------------
                                           Christopher J. Pappas
                                           President and Chief Executive Officer